Exhibit 99.1

BLUENRGY GROUP ANNOUNCES

SETTLEMENT OF SECURITIES CLASS ACTION

Sydney, March 6, 2017 – BlueNRGY Group Limited (OTC:CBDEF) ( “BlueNRGY”) today announced that an agreement in principal has been reached to settle all previously disclosed securities litigation naming as defendants BlueNRGY, one of its U.S. subsidiaries, certain of its current and former officers and directors, and various third parties involved in the company’s June 2014 securities offering (Civil Action No4:15-cv-01668 and Civil Action No 4:16-cv-02704, both of which cases are currently pending in the United States District Court for the Southern District of Texas).

The agreement in principle was reached in connection with a voluntary mediation and includes a full release of all defendants in connection with the allegations made in the lawsuit. The agreement in principle provides for no admission of liability or wrongdoing by any defendant and a settlement payment to the classes, inclusive of all Plaintiffs' attorneys fees and expenses and settlement costs, that will be paid solely by BlueNRGY’s insurance carrier and the underwriter of the June 2014 securities offering. BlueNRGY expects that if the settlement is finalized in accordance with the agreement in principle, its additional legal fees and accruals related to the matter will not be material. The settlement is subject to definitive documentation, notice to the putative class, and court approval, which process will take several months.

William Morro, Chairman and Managing Director of BlueNRGY stated, “This settlement represents the last major step in a restructuring and strategic realignment of BlueNRGY that began with its emergence from Voluntary Administration in 2015. With the cloud of ongoing litigation removed after more than two years, BlueNRGY’s management and Board can now fully focus on building BlueNRGY to be the preeminent provider of monitoring and control solutions and support for the renewable energy sector.”

About BlueNRGY

Established in 1989, BlueNRGY Group Limited is a leader in engineered solutions for the management of distributed power generation and climate control/energy efficiency systems. Its data collection and management solutions provided by its Draker and Inaccess affiliates are deployed worldwide and are relied upon by system owners, financial institutions, utilities, government bodies and component manufacturers to deliver mission-critical information and support services. As a global leader in delivery of best-in-class technology, BlueNRGY and its affiliated entities have designed more than 230 MW of solar and wind systems for commercial and utility applications and provide monitoring and control solutions and support for more than 6GW of renewable power systems and at thousands of other massively distributed operating sites worldwide. The company's Parmac division is a leader in energy-efficient climate control systems in its served Australian markets.

With regional headquarters in Australia, the USA and Europe, BlueNRGY is positioned to serve customer operations globally. For more information visit www.BlueNRGY.com.

Caution Concerning Forward-Looking Statements
This news release contains 'forward-looking statements’. Such forward-looking statements can be identified by, amongst other things, the use of forward-looking language, such as the words 'plan', 'believe', 'expect', 'anticipate', 'intend', 'estimate', 'project', 'may', 'would', 'could', 'should', 'seeks', or 'scheduled to', or other similar words, or the negative of these terms, or other variations of these terms or comparable language, or by discussion of strategy or intentions.

Such forward-looking statements are subject to various risks, as well as those set forth in BlueNRGY’s most recent annual report on Form 20-F and its other filings with the SEC, and involve assumptions, estimates, and uncertainties that reflect current internal, expectations or beliefs. There can be no assurance that a final settlement agreement will be reached on the terms described above based on the agreement in principle or at all, that the court will approve the settlement, or that the ultimate financial impact to BlueNRGY will be as currently anticipated. All forward-looking statements contained in this news release are qualified in their entirety by these cautionary statements and the risk factors described above. Furthermore, all such statements are made as of the date of this release, and BlueNRGY assumes no obligation to update or revise these statements unless otherwise required by law.

CONTACTS:

Corporate:
BLUENRGY Email Contact:

support@bluenrgy.com

Investors:

PCG Advisory Group

Stephanie Prince
Managing Director
Phone: 646-762-4518